                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2001

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                                [PEACE ARCH LOGO]

                             MESSAGE TO SHAREHOLDERS
                                 APRIL 27, 2001


We are pleased to announce our operating results for the six months ended February 28, 2001. Continuing our strong first quarter results, net earnings for the second quarter totaled $822,000, which represented a 941% increase over net earnings of $79,000 for the same period in 2000.

Earnings per common share were $0.22 for the three months ended February 28, 2001, compared with $0.02 for the same period in 2000. Fully diluted earnings per share were $0.19 and $0.02 for the second quarter of 2001 and 2000 respectively.

Revenue increased 689% to $21.7 million from approximately $2.8 million in the prior comparable quarter. Revenue from proprietary programming represented 97.2% or $21.1 million of total revenue for the quarter, up from 89.3% or $2.5 million for the quarter ended February 29, 2000.

Gross margin was $5.9 million or 14.5% for the quarter, as compared to $2.9 million or 25.9% for the prior year. The reduction in margin, as a percentage of revenue, primarily resulted from changes in the mix of programming delivered.

Total assets of $72.5 million as at February 28, 2001, represented a $22.9 million or 46% increase over total assets of $49.6 million from the comparable quarter of last year. The increase is largely due to the expansion of the Company's production slate of proprietary programming.

Programming delivered during the second quarter of Fiscal 2001 should continue to enhance the Company's long-term profit potential. During the first half of the current fiscal year, we delivered 10 episodes of THE IMMORTAL and 12 episodes of BIG SOUND. Both series are being produced under a treaty co-production agreement between Canada and the United Kingdom, thus allowing them to meet the broadcast requirements for national content in Canada and throughout the European Union. We believe this greatly enhances the long-term market potential of the shows. We also delivered 13 episodes of FIRST WAVE, 8 episodes of ANIMAL MIRACLES, and 3 CHRISTY movies. These series exemplify our focus upon building a significant library of quality proprietary programming that will grow in value for years to come.

Our second quarter results clearly reflect the Company's tremendous programming accomplishments and an expanding customer base in the United States and abroad. Improved earnings were accompanied by significant increases in operating cash flow during the first two quarters of the current fiscal year. Peace Arch's operating activities generated over $29.7 million in cash during the first half of the current fiscal year, which represented a 229% increase when compared with $9.0 million in operating cash flow during the prior-year period. Our strong operating performance during the first and second quarters, along with scheduled programming deliveries for the second half of the year, support our belief that Fiscal 2001 revenue and earnings will be the highest in our Company's history.

                                 [PEACE ARCH LOGO]




                      AMERICAN STOCK EXCHANGE - SYMBOL PAE
                  TORONTO STOCK EXCHANGE - SYMBOL PAE.A, PAE.B



                              SECOND QUARTER REPORT

                       FOR THE THREE AND SIX MONTHS ENDED
                     FEBRUARY 29, 2000 AND FEBRUARY 28, 2001
                                   (UNAUDITED)

                                       PEACE ARCH ENTERTAINMENT GROUP INC.


                                           CONSOLIDATED BALANCE SHEETS

                                                    (UNAUDITED)

(Expressed in thousands of Canadian dollars)
----------------------------------------------------------------------------------------------------------------------------
                                                                             FEBRUARY,        AUGUST 31,         FEBRUARY,
                                                                                  2000              2000              2001
----------------------------------------------------------------------------------------------------------------------------
                                                                           (unaudited)         (audited)       (unaudited)
ASSETS

Cash and cash equivalents                                                    $   5,585        $    4,459        $    1,639
Accounts receivable                                                              1,271             6,236             5,590
Tax credits receivable                                                          16,949            10,207            17,642
Productions in progress                                                          2,898            15,637            13,104
Prepaid expenses and deposits                                                      623               882               485
Investment in television programming                                            11,654            15,550            23,157
Property and equipment                                                           7,007             7,397             7,300
Deferred costs                                                                     488             1,049               853
Goodwill and trademarks                                                          3,129             2,913             2,760
----------------------------------------------------------------------------------------------------------------------------
                                                                             $  49,604        $   64,330        $   72,530
============================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness                                                            $   8,121        $    5,797        $   14,826
Accounts payable and accrued liabilities                                         6,385            10,095            12,093
Deferred revenue                                                                 2,953             8,338             2,918
Deferred gain                                                                      349               233               116
Deferred credit                                                                      -             1,090             1,025
Future income taxes                                                              1,311               460             1,753
Debt                                                                             4,130            11,252            11,232
----------------------------------------------------------------------------------------------------------------------------
                                                                                23,249            37,265            43,963
----------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
  Share capital                                                                 32,368            32,378            32,388
   Authorized:
      100,000,000 Class A Multiple Voting Shares
         Issued - 1,335,756 (Feb 29, 2000 -  1,454,583)
        100,000,000 Class B Subordinate Voting Shares
            Issued - 2,489,988 (Feb 29, 2000 - 2,366,163)
      25,000,000 Preference Shares, issuable in series
         Issued - nil

  Other paid-up capital                                                            136               467               467
  Deficit                                                                       (6,149)           (5,780)           (4,288)
----------------------------------------------------------------------------------------------------------------------------
                                                                                26,355            27,065            28,567
----------------------------------------------------------------------------------------------------------------------------

                                                                             $  49,604         $  64,330        $   72,530

============================================================================================================================





/s/ W.D. CAMERON WHITE                                                            /s/ GARTH ALBRIGHT
---------------------------------------------                                     ------------------------------------------
W.D. Cameron White                                                                Garth Albright
Chairman and Director                                                             Chief Financial Officer


The accompanying notes are an integral part of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                    CONSOLIDATED STATEMENTS OF OPERATIONS AND
          DEFICIT FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2000
                              AND FEBRUARY 28, 2001
                                   (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share information)
---------------------------------------------------------- ------------------------------- -- -------------------------------
                                                                 3 MONTHS ENDED                     6 MONTHS ENDED
                                                                 2000             2001              2000             2001
---------------------------------------------------------- -------------- - -------------- -- -------------- - --------------
REVENUE                                                        $   2,752        $  21,710         $  11,280        $  40,974

EXPENSES:
  Amortization of television programming                           1,381           18,334             7,400           33,769
  Other costs of production and sales                                309              422               957            1,266
  Depreciation and amortization                                      132              246               277              491
  Selling, general and administrative                                846              979             1,665            1,787
   Interest                                                           96              441               324              995
---------------------------------------------------------- -------------- - -------------- -- -------------- - --------------
                                                                   2,764           20,422            10,623           38,308
---------------------------------------------------------- -------------- - -------------- -- -------------- - --------------

Earnings from operations before undernoted                           (12)           1,288               657            2,666

Gain on sale of asset                                                129               58               216              116
---------------------------------------------------------- -------------- - -------------- -- -------------- - --------------
                                                                     129               58               216              116
---------------------------------------------------------- -------------- - -------------- -- -------------- - --------------

Earnings before income taxes                                         117            1,346               873            2,782
Income taxes                                                          38              524               430            1,290
---------------------------------------------------------- -------------- - -------------- -- -------------- - --------------

NET EARNINGS FOR THE PERIOD                                           79              822               443            1,492

Deficit, beginning of period                                      (6,228)          (5,110)           (6,592)          (5,780)
---------------------------------------------------------- -------------- - -------------- -- -------------- - --------------

DEFICIT, END OF PERIOD                                         $  (6,149)        $ (4,288)         $ (6,149)        $ (4,288)
========================================================== ============== = ============== == ============== = ==============

BASIC NET EARNINGS PER COMMON SHARE                            $    0.02         $   0.22          $   0.11         $   0.39
========================================================== ============== = ============== == ============== = ==============

FULLY DILUTED EARNINGS PER COMMON SHARE                        $    0.02         $   0.19          $   0.11         $   0.34
========================================================== ============== = ============== == ============== = ==============

Weighted average number of shares outstanding during the period (000's):

          Basic                                                    3,794            3,823             3,790            3,823

          Diluted                                                  3,794            4,696             3,790            4,660

The accompanying notes are an integral part of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                    CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
     THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 2001
                                   (UNAUDITED)

(Expressed in thousands of Canadian dollars)
---------------------------------------------------------- ------------------------------- -- -------------------------------
                                                               3 MONTHS ENDED                     6 MONTHS ENDED
                                                               2000             2001              2000             2001
---------------------------------------------------------- --------------   --------------   --------------   --------------
Operating activities:
    Net earnings                                                $     79        $     822          $    443        $   1,492
    Items not involving cash:
       Depreciation and amortization                               1,482           18,600             7,632           34,280
       Future income taxes                                           225              469               514            1,229
       Gain on sale of assets                                        (58)             (58)             (165)            (116)
       Accretion of debt discount                                      8               55                17              110
    Changes in non-cash working capital                            1,623            2,151               583           (7,280)
---------------------------------------------------------- --------------   --------------   --------------   --------------
                                                                   3,359           22,039             9,024           29,715
---------------------------------------------------------- --------------   --------------   --------------   --------------

Investing activities:
    Investment in television programming                          (1,547)         (22,635)           (8,780)         (41,396)
    Change in deferred costs                                        (215)             142              (295)              10
    Increase in goodwill and trademarks                              (20)              (9)              (29)              (9)
    Property and equipment acquired                                  (32)              (7)              (37)             (47)
---------------------------------------------------------- --------------   --------------   --------------   --------------
                                                                  (1,814)         (22,509)           (9,141)         (41,442)
---------------------------------------------------------- --------------   --------------   --------------   --------------

Financing activities:
    Issue of common shares, net                                      185                9               185                9
    Increase in bank indebtedness                                     57            2,025             1,189            9,029
    Repayment of debt                                                (64)             (65)             (127)            (131)
---------------------------------------------------------- --------------   --------------   --------------   --------------
                                                                     178            1,969             1,247            8,907
---------------------------------------------------------- --------------   --------------   --------------   --------------

Increase (decrease) in cash and cash equivalents                   1,723            1,499             1,130           (2,820)
Cash and cash equivalents, beginning of period                     3,862              140             4,455            4,459
---------------------------------------------------------- --------------   --------------   --------------   --------------

Cash and cash equivalents, end of period                        $  5,585        $   1,639          $  5,585        $   1,639
========================================================== ==============   ==============   ==============   ==============


Supplementary information:
    Interest paid                                                    154              333               265              693
    Income taxes paid                                                  -               18                 -               18


The accompanying notes are an integral part of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (Dollar amounts in tables expressed in thousands of Canadian dollars)




       The unaudited consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements contained in our 2000 Annual Report.


1.     OPERATIONS

       Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated television production company that produces and distributes film, television, video, webcast and interactive programming for world-wide markets.


3.     SEGMENTED INFORMATION

       The Company manages its operations in two primary business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world. Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

       -----------------------------------------------------------------------------------------------------------------------
                                                                       PRODUCTION    PROPRIETARY
       2000                                                             SERVICES     PROGRAMMING      OTHER         TOTAL
       -----------------------------------------------------------------------------------------------------------------------
       Revenue                                                            $   1,321      $  9,833     $   126       $  11,280
       Gross profits                                                            364         2,433         126           2,923
       Total assets                                                           8,327        41,277           -          49,604
       -----------------------------------------------------------------------------------------------------------------------

       2001
       -----------------------------------------------------------------------------------------------------------------------
       Revenue                                                            $   1,538      $ 39,383     $    53       $  40,974
       Gross profits                                                            272         5,614          53           5,939
       Total assets                                                           7,296        65,124         110          72,530
       -----------------------------------------------------------------------------------------------------------------------

       Gross profits are comprised of revenue less amortization of television programming and other costs of production and sales.


3.     COMPARATIVE FIGURES

       Certain comparative figures have been restated to conform to the basis of presentation adopted for the current year.

                            SUPPLEMENTAL INFORMATION

For the convenience of the reader, operating results for the three and six months ended February 29, 2000 and February 28, 2001 have been translated into US Dollars using the average exchange rate in effect for the periods. Balance sheet information has been translated into US Dollars using the Bank of Canada noon spot rate in effect at the balance sheet dates. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars. In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                                   US DOLLARS

                  SELECTED FINANCIAL AND OPERATING INFORMATION
   FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 2001

(Reported in accordance with generally accepted accounting principles in Canada) (Expressed in thousands of US Dollars except per share information)

                                                  THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                2000              2001                 2000               2001
----------------------------------------------------------------------------------------------------------------
Revenue                                          1,888            14,363               7,695             27,008

Net earnings for the period                         54               544                 302                983

EBITDA                                             237             1,345               1,006              2,813

Fully diluted earnings per common share      $    0.01         $    0.12           $    0.07          $    0.22

                       SELECTED BALANCE SHEET INFORMATION
                  AS AT FEBRUARY 29, 2000 AND FEBRUARY 28, 2001

(Reported in accordance with generally accepted accounting principles in Canada) (Expressed in thousands of US Dollars except per share information)

                                                               2000               2001
----------------------------------------------------------------------------------------
Cash and cash equivalents                                      3,630              1,065
Accounts receivable                                              826              3,634
Tax credits receivable                                        11,017             11,467
Productions in progress                                        1,884              8,518
Investment in television programming                           7,575
                                                                                 15,052
Property and equipment                                         4,554              4,745
Goodwill and trademarks                                        2,034              1,794

Total Assets                                                  32,242             47,144

Bank indebtedness                                              5,279              9,637
Accounts payable and accrued liabilities                       4,150              7,860
Deferred revenue                                               1,919              1,897
Debt                                                           2,685              7,301

Share capital                                                 21,039             21,052
Deficit                                                      (3,997)            (2,787)
Shareholders' equity                                          17,130             18,569

27th April 2001



TO WHOM IT MAY CONCERN:



Dear Sir or Madam:

Re:      Quarterly Report, Peace Arch Entertainment Group Inc.
         28th February 2001
--------------------------------------------------------------------------------


I hereby confirm that the Unaudited Consolidated Financial Statements for the Six Months Ended February 28, 2001 were sent by first class mail to the shareholders of the supplemental mailing list of Peace Arch Entertainment Group Inc. on 27th April 2001.

I trust you will find the above in order.

Yours truly,

PEACE ARCH ENTERTAINMENT GROUP INC.




KERI BOSCH
----------
Keri Bosch

/enclosures

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Peace Arch Entertainment Group Inc.
                                         --------------------------------------
                                                      (Registrant)

Date  April 27, 2001                  By   /s/ GARTH ALBRIGHT
     --------------------------          --------------------------------------
                                                      (Signature)*
                                        Garth Albright, CFO
---------------------------------------------------------------------
*Print the name and title under the signature of the signing officer.

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